SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 7)*

                               Acadia Realty Trust
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   004239 10 9
                                 (CUSIP Number)

                            Mr. James E. Quigley 3rd
                              Rothschild Realty Inc
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 21, 2003
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 10 Pages)
--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  004239109              Schedule 13D               Page 2 of 10 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Five Arrows Realty Securities L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,160,400 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,160,400 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            1,160,400 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Includes those shares that were originally reported in the statement on
Schedule 13D, filed on September 15, 1998, of RD Properties, L.P. VI, RD Properties, L.P. VIA, RD Properties VIB, RD New York VI, LLC, Yale University, Yale University Retirement Plan for Staff Employees, Carnegie Corporation, the Vanderbilt University, TRW Master Trust, Harvard Private Capital Realty, Inc., Charlesbank Capital Partners, LLC, the Board of Trustees of the Leland Standard Junior University, Howard Hughes Medical Institutes, Five Arrows Realty Securities L.L.C., Rothschild Realty Investors II L.L.C., Ross Dworman and Kenneth F. Bernstein (the "Group Schedule 13D").

CUSIP No.  004239109              Schedule 13D               Page 3 of 10 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Rothschild Realty Investors II L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,160,400 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,160,400 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            1,160,400 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D               Page 4 of 10 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Matthew W. Kaplan
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,160,400 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,160,400 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,160,400 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 4.6% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D                Page 5 of 10 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: D. Pike Aloian
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,160,400 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,160,400 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:  1,160,400 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11): 4.6% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D               Page 6 of 10 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: James E. Quigley 3rd
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,160,400 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,160,400 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:  1,160,400 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 4.6% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D               Page 7 of 10 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Paul H. Jenssen
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,160,400 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,160,400 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,160,400 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 4.6% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D               Page 8 of 10 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: John D. McGurk
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,160,400 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,160,400 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,160,400 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 4.6% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D               Page 9 of 10 Pages


          This Amendment No. 7 (this "Amendment") amends the statement on
Schedule 13D ("Schedule 13D") filed by Five Arrows Realty Securities L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors II L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild"), on September 15, 1998 and as amended by Amendment No. 1 on May 21, 1999, Amendment No. 2 on May 24, 1999, Amendment No. 3 on May 26, 2000, Amendment No. 4 on April 18, 2002, Amendment No. 5 on June 28, 2002 and Amendment No. 6 on March 12, 2003 with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Stock") of Acadia Realty Trust, Inc. (formerly known as Mark Centers Trust) (the "Trust"), a Maryland real estate investment trust, whose principal executive offices are located at 20 Soundview Marketplace, P.O. Box 1679, Port Washington, NY 11050. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

     Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

          (a) As of the close of business on March 21, 2003, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,160,400 shares of Common Stock, including those shares originally reported in the Group Schedule 13D. Five Arrows beneficially owns 4.6% of the issued and outstanding shares of Common Stock (based on 25,090,572 shares of Common Stock outstanding as of November 13, 2002 as reported in the quarterly report of the Trust for the period ended September 30, 2002). Rothschild, as sole managing member of Five Arrows, and the Managers of Rothschild, Mssrs. Kaplan, Aloian, Quigley, Jenssen and McGurk, each may be deemed a beneficial owner of the 1,160,400 shares of Common Stock held by Five Arrows.

          (b) Five Arrows has the power to vote and dispose of the shares of Common Stock owned by it reported herein, which power may be exercised by Rothschild.

          (c) On March 13, 2003, Five Arrows, in open market sales, sold 3,200 shares of Common Stock (representing <.01% of the shares of Common Stock outstanding) at an average per share price of $8.05 for a total of $25,760.00.

           On March 18, 2003, Five Arrows, in open market sales, sold 1,700 shares of Common Stock (representing <.01% of the shares of Common Stock outstanding) at an average per share price of $8.05 for a total of $13,685.00.

           On March 21, 2003, Five Arrows, in open market sales, sold 300,000 shares of Common Stock (representing 1.2% of the shares of Common Stock outstanding) at an average per share price of $8.05 for a total of $2,415,000.00.

          (d) Not applicable.

          (e) As of March 21, 2003, each of the reporting persons ceased to be a beneficial owner of more than five percent of Common Stock.

CUSIP No.  004239109              Schedule 13D              Page 10 of 10 Pages


                              SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2003



                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By:  /S/ JAMES E. QUIGLEY 3RD
                                         ------------------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By:  /S/ JOHN D. MCGURK
                                         -----------------------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN

                                    /S/ MATTHEW W. KAPLAN
                                    ----------------------------------------


                                    D. PIKE ALOIAN

                                    /S/ D. PIKE ALOIAN
                                    ----------------------------------------

\
                                    JAMES E. QUIGLEY 3RD

                                    /S/ JAMES E. QUIGLEY 3RD
                                    ----------------------------------------


                                    PAUL H. JENSSEN

                                    /S/ PAUL H. JENSSEN
                                    ----------------------------------------


                                    JOHN D. MCGURK

                                    /S/ JOHN D. MCGURK
                                    ----------------------------------------